As Filed With The U.S. Securities and Exchange Commission on April 27, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-8B25

APPLICATION FOR EXTENSION OF TIME

Investment Company Act File Number: 811-7536

UBS LIFE INSURANCE COMPANY USA SEPARATE ACCOUNT

(Exaxt Name of Registrant)

CALIFORNIA

(State or Other Jurisdiction of Incorporation or Organization)

1000 Harbor Boulevard, 8th Floor
Weehawken, NJ 07087

(Address of Principal Executive Office)

(201) 352-2385

(Registrant's Telephone Number)

PART I: Rule 8b-25

1.
UBS Life Insurance Company USA Separate Account (the “Separate Account”) hereby files this Application for Extension of Time Pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the “1940 Act”) (17 CFR § 270.8b-25), respectfully requesting that the date for the timely filing of the Separate Account’s financial statements, which are filed pursuant to Rule 30b2-1(b) under 1940 Act, be extended for 60 days from May 10, 2016, to July 9, 2016, as provided for in Rule 8b-25 under the 1940 Act.

2.
The Separate Account also respectfully requests that the date for mailing of the Separate Account’s financial statements to variable annuity contract owners be extended for 60 days from April 30, 2016 to June 29, 2016, pursuant to Rule 8b-25 under the 1940 Act.

3.
The Separate Account is a separate account, as defined in Section 2(a)(37) of the 1940 Act, of UBS Life Insurance Company USA (the “Insurance Company”).  The Separate Account is a registered Investment Company under the 1940 Act; it is registered as a unit investment trust (File No. 811-7536).

4.	The Separate Account is the funding vehicle for certain variable annuity contracts formerly issued by the Insurance Company. The variable annuity contracts are no longer being sold.

5.
Registration Statements for the Separate Account and the variable annuity contracts are no longer filed annually with the Commission in reliance on the Great-West line of no-action letters (see Great-West Life & Annuity Insurance Company (pub. avail. Oct. 23, 1990).  One of the conditions of that relief is that the Insurance Company send audited financial statements for the Separate Account to the annuity contract owners within 120 days after the end of the Separate Account’s fiscal year.

6.
The Great-West line of no-action letters also requires that the Insurance Company’s audited financial statements be made available to contract owners upon request.   This Application For Extension of Time also requests extensions for making the Insurance Company’s financial statements available and for any filing requirements for those financial statements, to the same extent as the requested exemptions for the Separate Account’s financial statements.

7.
The Insurance Company and the Separate Account have a December 31 fiscal year, which means that the audited financial statements for the Separate Account would be required to be sent to the annuity contract owners (and the Insurance Company’s audited financial statements be made available) by April 30, 2016 (120 days after December 31st).   Rule 30b2-1(b) under the 1940 Act then requires that the financial statements be filed with the Commission within ten days after mailing to investors (i.e., by May 10, 2016).

8.
It is impractical for the Insurance Company to prepare audited financial statements for the Insurance Company and the Separate Account by April 30, 2016, due to turnovers in personnel at both the external auditor and the Insurance Company’s finance department.  Specifically, this year the personnel at the external auditor are new and less experienced than in past years. In the past, the auditor’s personnel in the field were very knowledgeable on the insurance industry and specifically on the Insurance Company and Separate Account legal entities.  While the auditor’s personnel are competent this year, the loss of experienced personnel that were familiar with the Insurance Company and the Separate Account has caused a delay.   Additionally, due to recent attrition in the Insurance Company’s finance department, the staff now have more responsibility in other finance areas. (A new staff member was hired on April 19th , 2016 to assist with the workload capacity.)

9.
Rule 8b-25 under the 1940 Act permits a registered investment company to file an application for an extension of time to furnish any information, document or report if it is impractical to do so when required.  The facts and circumstances described above clearly show that it is impractical to provide the audited financial statements by April 30, 2016.

10.
The Insurance Company believes that the requested relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

PART II

Other Information

11.	The person to contact with any questions or comments regarding this application is:

Frederick R. Bellamy
Sutherland Asbill & Brennan LLP
700 Sixth Street, N.W.
Washington, DC 20001

202.383.0126
fred.bellamy@sutherland.com

Signatures

12.	Registrant has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, in Weehawken, NJ, on the 27th day of April, 2016.

    UBS LIFE INSURANCE COMPANY USA SEPARATE ACCOUNT

By:	UBS Life Insurance Company USA

By:	/s/ Kathleen Horan
Name: Kathleen Horan
Title: Treasurer